UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

JIAYUAN.COM INTERNATIONAL LTD.
(Name of Issuer)

Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)

477374 102
(CUSIP Number)

Guodong Sun Vast Profit Holdings Limited Level 54, Hopewell Centre 183 Queen’s Road East Hong Kong (+86) 130 1108 8716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	477374 102

1.	NAME OF REPORTING PERSON: Vast Profit Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	477374 102

1.		NAME OF REPORTING PERSON: Guodong Sun
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.		TYPE OF REPORTING PERSON IN

INTRODUCTORY NOTES

This amendment No. 4 (the “Amendment No. 4”) amends and supplements the statement on the Schedule 13D filed on March 3, 2015 (as previously amended by the Amendment No. 1 to the Schedule 13D filed on March 30, 2015, the Amendment No. 2 to the Schedule 13D filed on June 5, 2015 and the Amendment No. 3 to the Schedule 13D filed on December 8, 2015, the “Schedule 13D”) on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”). Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 29, 2015, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Hong Kong time) at the offices of Paul Hastings LLP, 22/F Bank of China Tower, 1 Garden Road, Central, Hong Kong. At the extraordinary general meeting, the Company’s shareholders voted in favor of the proposals to authorize and approve the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Appendix I to the Merger Agreement (the “Plan of Merger”) and all transactions contemplated by the Merger Agreement, including the Merger.

On May 13, 2016, the Company and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of May 13, 2016, pursuant to which the Merger became effective on May 13, 2016 (the “Effective Time”). As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

At the Effective Time, each Share was cancelled in exchange for the right to receive US$5.04 per Share and each ADS, every two ADSs representing three Shares, was cancelled in exchange for the right to receive US$7.56 per ADS (less a US$0.05 per ADS cancellation fee pursuant to the terms of the ADS deposit agreement), in each case, in cash, without interest and net of any applicable withholding taxes, except for the Shares (including Shares represented by ADSs): (a) held by the Company as treasury shares, (b) held by Citibank, N.A., the ADS depositary, and reserved for issuance upon the exercise of options and vesting of restricted shares under the Company’s option plan as well as Shares represented by ADSs previously repurchased by the Company and (c) owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under Section 238 of the Cayman Islands Companies Law.

Following the Merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Company and the Shares underlying them will become effective and the reporting obligations of the Company under the Exchange Act will be terminated. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)               As of the date of this Amendment No. 4, the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c)                       Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Shares of the Company during the past 60 days.

(d) – (e)               Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	May 19, 2016

VAST PROFIT HOLDINGS LIMITED

By:	/s/ Guodong Sun
Name:	Guodong Sun
Title:	Director

GUODONG SUN

/s/ Guodong Sun